7/1

04035238

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hip Interactive Corp

*CURRENT ADDRESS

PROCESSED

JUL 06 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34720 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/6/04

SEC FILE # 82-34720

AR/S
3-31-04

Hip Interactive Corp.

Consolidated Financial Statements
March 31, 2004 and 2003
(in thousands of Canadian dollars)

Financial Statement Responsibility

Management is responsible for the preparation of the accompanying consolidated financial statements and all other information contained in the Annual Report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, which involve management's best estimates and judgments based on available information.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable for preparing financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board. The Committee meets periodically with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged and to recommend approval of the consolidated financial statements to the Board.

PricewaterhouseCoopers LLP serves as the Company's auditors. PricewaterhouseCoopers LLP's report on the accompanying consolidated financial statements follows. Their report outlines the extent of their examination as well as an opinion on the consolidated financial statements.

Arindra Singh
President and Chief Executive Officer

Peter Lee
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

May 19, 2004

Auditors' Report

To the Shareholders of
Hip Interactive Corp.

We have audited the consolidated balance sheets of **Hip Interactive Corp.** as at March 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Ontario

Hip Interactive Corp.
Consolidated Balance Sheets
As at March 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004 $	2003 $
Assets		
Current assets		
Cash	-	3,300
Accounts receivable	47,604	41,614
Inventory	42,608	27,936
Current portion of advances and other assets (note 5)	10,157	3,560
Future income taxes (note 16)	940	680
Current portion of notes receivable (note 6)	318	362
	101,627	77,452
Advances (note 5)	4,310	1,300
Notes receivable (note 6)	835	615
Property and equipment (note 7)	11,420	7,884
Future income taxes (note 16)	-	430
Goodwill and intangible assets (note 8)	31,849	22,685
	150,041	110,366
Liabilities		
Current liabilities		
Bank indebtedness (note 9)	22,548	-
Accounts payable and accrued liabilities	57,136	59,887
Income taxes payable (note 16)	3,631	2,379
Current portion of capital lease obligations (note 10)	530	1,017
Current liabilities of discontinued operations	-	101
	83,845	63,384
Capital lease obligations (note 10)	918	202
Future income taxes (note 16)	1,191	280
	85,954	63,866
Shareholders' Equity		
Capital stock (note 13)	53,330	39,508
Other equity (note 13)	-	6,031
Contributed surplus (note 13)	3,541	3,362
Retained earnings (deficit)	7,216	(2,401)
	64,087	46,500
	150,041	110,366

Commitments and contingencies (notes 4, 5, 15 and 17)

Approved by the Board of Directors

J. Wright (signed) Director

R. Grogan (signed) Director

Hip Interactive Corp.

Consolidated Statements of Earnings

For the years ended March 31, 2004 and 2003

(in thousands of Canadian dollars, except per share amounts)

	2004 $	2003 $
Sales	425,775	360,691
Cost of sales	382,869	319,461
Gross profit	42,906	41,230
Expenses		
Selling, general and administrative	24,976	19,800
Interest, net	908	1,313
Amortization of property and equipment	1,469	1,893
Other expenses, net (note 11)	245	416
	27,598	23,422
Earnings before income taxes	15,308	17,808
Income taxes (note 16)	5,691	6,791
Net earnings for the year	9,617	11,017
Earnings per share (note 12)		
Basic	0.16	0.22
Diluted	0.16	0.20

Hip Interactive Corp.

Consolidated Statements of Retained Earnings (Deficit)

For the years ended March 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004 $	2003 $
Deficit, beginning of year	(2,401)	(13,418)
Net earnings for the year	9,617	11,017
Retained earnings (deficit), end of year	7,216	(2,401)

Hip Interactive Corp.

Consolidated Statements of Cash Flows

For the years ended March 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004 $	2003 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	9,617	11,017
Items not affecting cash		
Amortization of property and equipment	1,469	1,893
Future income taxes	1,520	4,149
Other expenses (note 11(i))	310	604
Stock and other non-cash consideration	172	-
Gain on sale of Microplay assets	(250)	-
Accrued interest income	(123)	-
	12,715	17,663
Net change in non-cash working capital balances (note 20)	(39,490)	(6,948)
	(26,775)	10,715
Financing activities		
Capital lease obligations	(1,111)	(736)
Common shares issued, net of share issue costs	7,798	352
Increase (decrease) in bank indebtedness	21,484	(4,177)
	28,171	(4,561)
Investing activities		
Purchase of property and equipment	(3,581)	(3,421)
Acquisition of businesses, net of cash acquired	(1,312)	(603)
Proceeds on sale of assets	-	153
Repayments of notes receivable, net	197	310
Investing activities of discontinued operations	-	70
	(4,696)	(3,491)
Increase (decrease) in cash	(3,300)	2,663
Cash, beginning of year	3,300	637
Cash, end of year	-	3,300

Supplementary cash flow information (note 20)

During the year, the Company had additions of $1,340 (2003 - $nil) of property and equipment under capital leases.

1 The Company

Hip Interactive Corp. (the "Company") was incorporated on July 13, 1999 under the Ontario Business Corporations Act and commenced operations on December 9, 1999. The Company sells video games, related products and movies to retailers across North America and is comprised of the following six business segments:

(1) Video Games (hardware, software and first party accessories);

(2) PC Games (software and logistics services);

(3) Movies (VHS and DVD);

(4) Hip Games (published software);

(5) Hip Gear (proprietary line of accessories); and

(6) Hip Coin (operator and distributor of coin operated games).

2 Summary of significant accounting policies

Accounting principles

These consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. At March 31, 2004, the principal subsidiaries of the Company include Hip Interactive Inc., Hip Interactive (Quebec) Inc., Hip Interactive Europe S.A. and Hip Coin Inc.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, provision for customer returns and allowances, and accrued liabilities. Actual results could differ from those estimates.

Advances and other assets

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher of the title to assist with the development of the software. For exclusive distribution arrangements, advances paid, based on the publisher's completion of certain development milestones, are generally recovered by the Company from the proceeds on the sale of products upon initial release of the software title. For publishing arrangements, the Company pays a licence fee or a prepaid royalty, which is amortized through cost of sales as the title is sold to its retail customers. These cash advances are initially set up as a prepaid advance.

When an event or change in circumstance indicates that there is a possible impairment in advances, an impairment test is performed by comparing future cash flows related to the advance to its carrying amount.

Inventory

Inventory is comprised of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Management periodically reviews the inventory on a product-by-product basis in assessing provisions based upon current estimates of future events including economic conditions and growth prospects in the retail marketplace.

Property and equipment

Property and equipment are carried at cost, less accumulated amortization. Amortization is provided at the following methods and rates:

Office equipment and furniture	20% to 30%	declining balance
Office equipment and furniture under capital lease	20% to 30%	declining balance
Computer equipment	30%	declining balance
Computer equipment under capital lease	30%	declining balance
Computer software	30%	declining balance
Arcade game equipment	8 to 12 years	straight-line
Arcade game equipment under capital lease	8 to 12 years	straight-line
Leasehold improvements	life of lease	straight-line

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable based on future undiscounted cash flows.

When assets are determined to be impaired, recorded asset values are revised to fair value and an impairment loss is recognized.

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired.

The Company evaluates goodwill annually and whenever circumstance indicates the possibility of impairment. Such evaluation is based on comparing the fair value of the reporting unit to its carrying value. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. The second step requires the Company to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill to measure the amount of impairment loss, if any.

Revenue recognition

Revenue from distribution sales of video games, PC games and movies, published software, hardware and related accessories sold by the Company's distribution operations is recognized when the products are shipped, the price is fixed and determinable, collection is reasonably assured and persuasive evidence of an arrangement exists. Provisions for the estimated level of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue.

Revenue from coin-operated arcade video game equipment is recognized on a cash basis.

Foreign currency translation

Transactions denominated in foreign currencies and the Company's integrated foreign operations are translated using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheets dates, whereas other non-monetary assets and liabilities are translated at monthly average rates prevailing at the respective transaction dates. Revenue and expenses are translated at monthly average rates prevailing throughout the year, except for amortization, which is translated at exchange rates prevailing when the related assets were acquired. Exchange gains and losses are reflected in the statements of earnings.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws. Valuation allowances are established, where necessary, to reduce future tax assets to the amounts expected to be realized.

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

Earnings per share

Basic earnings per share are computed by dividing the earnings for the period by the weighted average number of Common Shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential Common Shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Stock-based compensation

Effective April 1, 2003, the Company adopted, on a prospective basis, The Canadian Institute of Chartered Accountants' ("CICA") handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, and began to expense the cost of all stock options granted since April 1, 2003 using the fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related option vests. Proceeds arising from the exercise of the stock options are credited to contributed surplus. For all stock options granted prior to April 1, 2003, the Company has not recorded any compensation expense. Pro forma disclosures have been made in note 14.

3 Change in accounting policies

As noted above, the Company adopted, on a prospective basis, CICA handbook Section 3870, effective April 1, 2003. As a result of the adoption of this accounting policy, the Company recorded a charge of $290 representing the expense relating to stock-based compensation for the year ended March 31, 2004. For more information, refer to notes 14 and 15.

Effective April 1, 2003, the Company adopted, on a prospective basis, CICA handbook Section 3063, Impairment of Long-Lived Assets. The adoption of this handbook section did not have a material impact for the year ended March 31, 2004.

4 Business acquisitions

a) On February 6, 2004, the Company acquired all of the outstanding shares of L.S.P. S.A. ("LSP"), a publisher of video and PC games incorporated in France, for €500 in cash and contingent consideration of up to €2,500 based on LSP achieving certain pre-determined operating income targets over a 27-month earn-out period. This acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of earnings from the date of acquisition.

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

The total purchase price of $1,956 is summarized as follows:

	$
Cash payment (€500)	845
Accrued contingent consideration for the three months ended March 31, 2004	646
Transaction costs	465
	1,956

The preliminary purchase price was allocated to the assets and liabilities assumed based on their estimated fair values on the date of acquisition as follows:

	$
Cash acquired	233
Accounts receivable	2,619
Inventory	100
Advances and other assets	106
Property and equipment	84
Bank indebtedness	(1,064)
Accounts payable and accrued liabilities	(9,490)
Future income taxes	439
Goodwill and other identifiable intangible assets (i)	8,929
	1,956

(i) The purchase price allocation will be finalized pending the completion of an independent valuation. This may result in adjustments to the values assigned to other identifiable intangible assets as well as advances and other assets with a corresponding adjustment to goodwill.

Under the terms of the purchase agreement, the Company is required to make payments as contingent consideration to the former shareholders of LSP based on certain pre-determined operating income targets. Subsequent to March 31, 2004, the Company will be required to make payments related to targets for the period from January 1, 2004 to March 31, 2004. Contingent consideration is recorded as an increase in goodwill when the amount of contingency has been resolved and the consideration is payable.

Goodwill arising on this transaction is not tax deductible. A valuation allowance has been recognized against tax losses of the acquired business. Any reversal of this valuation allowance in future periods will reduce goodwill and identifiable intangible assets.

b) On August 30, 2002, the Company acquired all of the outstanding shares of Tévica Inc., a distributor of VHS and DVD movies. The acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of earnings from the date of acquisition.

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

The total original purchase price of $1,561 is summarized as follows:

	$
Cash payment	950
Contingent consideration paid during fiscal 2003	473
Transaction costs	138
	1,561

The original purchase price was allocated as follows:

	$
Cash acquired	958
Accounts receivable	6,758
Inventory	1,460
Prepaids and other assets	50
Accounts payable and accrued liabilities	(8,370)
Property and equipment	116
Goodwill	589
	1,561

Under the terms of the purchase agreement, the Company is required to make payments as contingent consideration to the former shareholders of Tévica Inc. based on working capital and certain earnings targets to a maximum of $2,003 over the next two years. During the year, the Company made payments of $235 (2003 - $473) relating to these targets. Contingent consideration is recorded as an increase in goodwill when the amount of contingency has been resolved and the consideration is payable.

5 Advances and other assets

The Company's Hip Games™ division enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video game and PC game software either in Canada or throughout North America and Europe. To secure these rights, the Company typically agrees to advance cash to the publisher of the title to assist with the financing of the development of the software.

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

Advances and other assets are comprised of:

	2004 $	2003 $
Exclusive distribution advances	5,584	800
Publishing advances	6,360	3,100
	11,944	3,900
Less: Non-current portion	4,310 [1]	1,300
Current advances outstanding	7,634	2,600
Prepaids and other assets	2,523	960
Current portion of advances and other assets	10,157	3,560

[1] Represents publishing advances recoverable in fiscal 2006 and 2007

The Company has commitments to advance additional funds under exclusive distribution and publishing arrangements for titles to be released in fiscal 2005 through 2007 as follows:

	2005 $	2006 $	2007 $	Total $
Exclusive distribution	7,986	-	-	7,986
Publishing	524	656	656	1,836
	8,510	656	656	9,822

6 Notes receivable

	2004 $	2003 $
Microplay (a)	910	707
Putting Edge (b)	243	270
	1,153	977
Less: Current portion	318	362
	835	615

a) On January 7, 2002, the Company sold substantially all of the assets of its wholly owned subsidiary, Microplay Entertainment and Video Centres Inc. ("Microplay"), for proceeds totalling $1,305 comprised of cash consideration of $205 and a promissory note receivable for the balance payable in annual instalments of $170 per annum over the next four years with the balance payable at the end of year five. The promissory note bears interest at 5% per annum and is secured by a general security agreement over the

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

Microplay assets. During the year, the Company earned additional consideration of $250 in November 2003, based on the purchaser achieving certain revenue thresholds related to the acquired assets. The contingent consideration has been recognized and was recorded as a gain on sale (note 11). No other amounts are contingently receivable.

b) During the year, the Company advanced $200 (2003 - $120) to Putting Edge, a company owned 50% by a director of Hip. The loan is repayable over a period of 30 months, bears interest at 10% per annum and is unsecured. The Company has a commitment to advance an additional $360 to Putting Edge.

7 Property and equipment

			2004
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Office equipment and furniture	2,446	(992)	1,454
Office equipment and furniture under capital lease	794	(40)	754
Computer equipment	2,151	(988)	1,163
Computer equipment under capital lease	435	(237)	198
Computer software	3,374	(1,088)	2,286
Arcade game equipment	5,699	(3,311)	2,388
Arcade game equipment under capital lease	3,267	(851)	2,416
Leasehold improvements	1,368	(607)	761
	19,534	(8,114)	11,420

			2003
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Office equipment and furniture	2,016	(792)	1,224
Computer equipment	1,587	(756)	831
Computer equipment under capital lease	435	(150)	285
Computer software	1,757	(361)	1,396
Arcade game equipment	5,131	(3,362)	1,769
Arcade game equipment under capital lease	2,720	(841)	1,879
Leasehold improvements	883	(383)	500
	14,529	(6,645)	7,884

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

8 Goodwill and intangible assets

	$
Balance - March 31, 2002	17,818
Acquisition of Tévica Inc. (note 4(b))	589
Conversion of series A preference shares (note 13(ii))	4,278
Balance - March 31, 2003	22,685
Acquisition of LSP (note 4(a))	8,929
Additional consideration for acquisition of Tévica Inc. (note 4(b))	235
Balance - March 31, 2004	31,849

9 Bank indebtedness

On September 30, 2003, the Company obtained a credit facility from a Canadian Schedule A bank to replace its asset-based credit facility with its former lender. The new arrangement is a $25,000 credit facility, increasing to $40,000 during the Company's busy season from September 1 to February 28. Subsequent to March 31, 2004, the bank has extended its $40,000 facility to July 31, 2004. The facility will be used for working capital purposes, bears interest at the bank's prime lending rate and is payable on demand. The facility is secured by a general security agreement over all of the Company's assets.

As at March 31, 2004, the Company has availability under the loan facility of approximately $12,600, net of outstanding letters of credit amounting to $7,400.

10 Capital lease obligations

The Company has entered into leasing agreements for certain office, computer and warehouse equipment and arcade game equipment. The following is a summary of the future minimum lease payments under these capital leases expiring at various dates, together with the present balance of the obligations:

	$
2005	530
2006	341
2007	400
2008	177
	1,448
Less: Current portion	530
	918

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

The capital leases bear interest at varying rates between 5.5% to 7.5% and are secured by the related equipment.

11 Other expenses, net

Included in other expenses in the consolidated statements of earnings are the following items:

	2004 $	2003 $
Gain on sale of Microplay assets (note 6(a))	(250)	-
Refinancing costs (i)	495	-
Provision against PC At Home note receivable (ii)	-	604
Gain on settlement of lease	-	(449)
Provision for integration costs	-	261
	245	416

(i) Included in the results for the year ended March 31, 2004 is a charge for costs relating to the refinancing. The refinancing costs total $495 and are comprised of $310 for the write-off of the remaining balance of deferred financing costs previously included in advances and other assets and $185 for prepayment penalties and other costs relating to refinancing.

(ii) Effective April 1, 2001, the Company sold its 51% interest in PC At Home to its previous owners for proceeds totalling $709 (US$450), realizing a loss of $240 in fiscal 2002. The proceeds consist of a promissory note receivable payable in annual instalments over the next two years. On August 13, 2002, PC At Home filed a Voluntary Petition under the United States Bankruptcy Code. Consequently, the Company has recorded a provision of $604 representing 100% of the outstanding balance.

12 Earnings per share

The calculation of basic and diluted earnings per share is as follows:

			March 31, 2004
	Earnings **$**	**Weighted average number of Common Shares** '000s	**Per share amount** **$**
Basic earnings per share	9,617	59,136	0.16
Effect of dilutive securities			
Options	-	2,818	-
Diluted earnings per share	9,617	61,954	0.16

			March 31, 2003
	Earnings **$**	**Weighted average number of Common Shares** '000s	**Per share amount** **$**
Basic earnings per share	11,017	50,536	0.22
Effect of dilutive securities			
Options	-	248	-
Series A preference shares which are convertible	-	4,153	(0.02)
Diluted earnings per share	11,017	54,937	0.20

Warrants to purchase nil (2003 - 4,480,186) Common Shares and options to purchase 390,000 (2003 - 3,233,201) Common Shares were outstanding during the period but were excluded from the calculations of diluted earnings per share due to their anti-dilutive effect.

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

13 Capital stock

Authorized
An unlimited number of Common Shares
An unlimited number of preference shares, issuable in series
6,500,000 series A preference shares, non-voting, not entitled to dividends and having no preference over the Common Shares

Issued

	2004 $	2003 $
62,432,288 (2003 - 51,565,816) Common Shares	53,330	39,508
Other equity		
Nil (2003 - 2,780,320) warrants issued in connection with the private placement (i)	-	506
Nil (2003 - 190,466) broker warrants issued in connection with the private placement (i)	-	63
Nil (2003 - 1,509,400) compensation warrants expiring December 9, 2003 in connection with a December 1999 financing at an exercise price of $1.50 per warrant	-	1,184
Nil (2003 - 4,152,929) series A preference shares convertible into Common Shares to be issued in connection with an acquisition (ii)	-	4,278
	-	6,031
Contributed surplus		
33,004 common share purchase warrants expired in connection with the private placement	7	-
765,000 options issued in connection with employee and Board of Directors compensation	172	-
2,850,800 common share purchase warrants issued in connection with a March 2000 financing	1,934	1,934
189,540 non-transferable special brokers' warrants in connection with a March 2000 financing	176	176
600,000 warrants issued in connection with an acquisition	340	340
250,000 warrants issued in connection with an acquisition	339	339
730,000 compensation warrants in connection with a December 1999 financing	573	573
	3,541	3,362

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

Issued and outstanding

	Number of Common Shares	$
Balance - March 31, 2002	50,010,077	38,162
Common share purchase warrants exercised (i)	127,500	143
Broker warrants exercised (i)	146,739	159
Issued on conversion of series A preference shares (ii)	1,066,791	884
Issued to directors	54,710	38
Options exercised	159,999	122
Balance - March 31, 2003	51,565,816	39,508
Warrants exercised (i)	4,447,182	6,736
Issued on conversion of series A preference shares (ii)	4,152,929	4,278
Options exercised	2,266,361	2,808
Balance - March 31, 2004	62,432,288	53,330

(i) On January 23 and February 21, 2002, the Company issued and sold, on a private placement basis, 5,687,214 Units and 128,425 Units, respectively. Each Unit consisted of one Common Share and one-half of one common share purchase warrant, at a price of $0.75 per unit, except for 755,000 Units issued and sold to "insiders" of the Corporation at a price of $0.80 per unit. Each whole common share purchase warrant is exercisable for one Common Share at an exercise price of $0.94 per share to July 23, 2003 and August 21, 2003, respectively.

As at year-end, nil (2003 - 2,780,320) common share purchase warrants remain outstanding. In connection with the private placement, the Company issued 337,205 broker warrants at a price of $0.75. The fair value attributed to the broker warrants was $112. As at year-end, nil (2003 - 190,466) broker warrants remain outstanding.

(ii) The series A preference shares were issued as additional consideration based on the Video Game business unit achieving certain earnings targets for the period ending March 31, 2004. During the year, 4,152,929 series A preference shares (2003 - 1,066,791) were converted on a one-to-one basis into Common Shares for no additional consideration. In 2003, the carrying value of goodwill and the value of the series A preference shares were increased by $4,278 based on the closing price of the Company's Common Shares on March 31, 2003 of $1.03.

14 Stock option plan

Under the terms of the stock option plan, the Company may grant options to directors, officers, employees and consultants. The maximum number of shares reserved for issuance under the plan is 8,000,000 (2003 - 8,000,000) shares. The exercise price of options issued under the plan equals the five-day weighted average closing market price of the underlying shares calculated for the five-day trading period prior to the date of the grant. Generally, options vest one-third immediately upon the grant, one-third on the first anniversary of the grant and the final third on the second anniversary of the grant. As well, generally, options expire on the fifth anniversary of the date of the grant.

During the year, the Company granted 765,000 options consisting of 370,000, which vest on specified earnings targets commencing April 1, 2004, 325,000 pursuant to a previous commitment with directors and a senior employee and 70,000 granted to new employees.

At March 31, 2004, 493,444 remaining Common Shares are reserved for issuance under the stock option plan.

	2004		2003	
	Shares '000s	Weighted average exercise price $	Shares '000s	Weighted average exercise price $
Outstanding, beginning of year	6,205	1.01	5,304	1.21
Granted	765	2.54	2,238	0.66
Exercised	(2,266)	1.26	(160)	0.76
Forfeited and expired	(101)	0.61	(1,177)	1.26
Outstanding, end of year	4,603	1.15	6,205	1.01
Options vested at year-end	3,232	0.96	4,340	1.12

The weighted average fair value of options granted during 2004 was $0.87 (2003 - $0.33).

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

The following table summarizes information about fixed stock options outstanding at March 31, 2004.

Range of exercise prices $	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number vested at March 31, 2004	Options exercisable - weighted average exercise price $
$0.50 to $0.99	2,721,271	2.74	0.69	1,984,416	0.70
$1.00 to $1.49	714,350	1.24	1.08	681,016	1.07
$1.50 to $1.99	777,000	2.47	1.79	560,331	1.73
$2.00 to $3.49	390,000	4.79	3.21	6,666	3.29

The Company recorded a $172 compensation expense and increase to contributed surplus for the year ended March 31, 2004 based on the weighted average fair value of options granted to employees at the time of grant for all stock options granted since April 1, 2003. The Company uses the Black-Scholes option pricing model to determine the fair value with the following significant assumptions: average risk-free rate of 3.6%, expected life of two to five years, volatility of 52% and a dividend yield of 0%.

The following table provides information on options granted subsequent to April 1, 2002 and prior to April 1, 2003 and the impact on earnings per share as if the fair value based method of accounting had been applied:

	2004 $	2003 $
Net earnings for the year as reported	9,617	11,017
Pro forma compensation cost	(246)	(431)
Pro forma net earnings	9,371	10,586
Basic earnings per share	0.16	0.22
Pro forma basic earnings per share	0.16	0.21
Diluted earnings per share	0.16	0.20
Pro forma diluted earnings per share	0.15	0.19

The significant assumptions made in this calculation are as follows: average risk-free rate of 3.5%, expected life of three years, volatility of 74% and a dividend yield of 0%.

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

15 Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan for employees and non-employee directors under which participants receive incentive compensation in the form of deferred share units ("DSUs").

DSUs granted to non-employee directors vest immediately. DSUs granted to employees vest one-third on each of the first, second and third anniversary of the date of grant.

Vested DSUs are exercisable only on a participant's retirement from the Board or termination of employment service. Upon exercise of DSUs, participants are entitled to cash consideration equal to the market value of the equivalent number of Common Shares at the time the DSUs are exercised.

The value of the outstanding DSUs granted to Board members during the fiscal year was $49, which was expensed during the year.

	2004		2003	
Non-employee director DSUs	**Number**	**Weighted average price $**	**Number**	**Weighted average price $**
Balance, beginning of year	6,308	1.05	-	-
Granted	16,007	2.37	6,308	1.05
Balance, end of year	22,315	2.00	6,308	1.05

The Company recorded a compensation expense of $69 for DSUs granted to senior management and other eligible employees during the fiscal year.

	2004	
Employee DSUs	**Number**	**Weighted average price $**
Balance, beginning of year	-	-
Granted	204,096	1.60
Forfeited	(52,500)	1.60
Balance, end of year	151,596	1.60

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

16 Income taxes

	2004 $	2003 $
Earnings before income taxes	15,308	17,808
Combined basic federal and provincial income tax rate	36.12%	37.00%
Expected income tax expense	5,529	6,589
Expenses not deductible for tax purposes	148	136
Change in valuation allowance	-	92
Other	14	(26)
Income tax provision	5,691	6,791

As at March 31, 2004, the Company has available losses for tax purposes in Canada that may be used to reduce taxable income in future years, which expire as follows:

	$
2009	763
2010	366
2011	875
	2,004

In addition, the Company's French subsidiary (LSP) has remaining non-capital losses of $9,704 (€5,846) as at March 31, 2004, which have no expiry dates.

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

The significant components of future income tax assets and liabilities are summarized as follows:

	2004 $	2003 $
Share issue costs	220	283
Non-capital loss carry-forwards	4,052	430
Provisions	-	397
Difference in net book value compared to unamortized capital cost	(1,191)	(280)
Capital losses	248	248
Valuation allowance	(3,580)	(248)
Net future income tax asset (liability)	(251)	830

The valuation allowance increased by $3,332 during 2004 relating solely to non-capital losses of the Company's LSP acquisition. Realization of the future tax benefit is dependent upon many factors, including the Company's ability to generate taxable income within the loss carry-forward periods. Any reversal of the valuation allowance relating to the LSP acquisition in future periods will result in a reduction of goodwill and intangible assets (note 4). Capital losses are not subject to expiry; however, the Company must generate taxable capital gains in order to utilize the capital losses. Accordingly, a valuation allowance against these amounts has been recorded.

The current year's provision is comprised of the following:

	2004 $	2003 $
Current	4,171	2,642
Future	1,520	4,149
Income tax provision	5,691	6,791

17 Commitments and contingencies

a) Lease commitments

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as follows:

	$
2005	1,139
2006	592
2007	295
	2,026

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

b) Other commitments

(i) The Company has committed to advance an additional $360 to a company 50% owned by a director of Hip (note 6(b)).

(ii) The Company has committed to advance an additional $9,822 under exclusive distribution and publishing agreements (note 5).

(iii) The Company is also contingently liable for additional consideration in connection with acquisitions (note 4).

c) Contingencies

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material adverse effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statements of earnings in the year such loss is determinable.

18 Related party transactions

The following table summarizes the Company's related party transactions during the year and balances at the end of the year. The transactions are in the normal course of operations and have been carried out on the same terms as would apply with unrelated parties.

	2004 $	2003 $
Amounts advanced to a company owned (50%) by a director of the Company		
Amounts advanced	200	120
Note receivable - at end of the year (note 6(b))	243	270

19 Segmented information

Management has determined that there are six reportable segments based on the nature of the products the Company sells as follows: (1) Video Games; (2) PC Games; (3) Movies; (4) Hip Games; (5) Hip Gear; and (6) Hip Coin. Substantially all external sales are to customers located in Canada. Substantially all of the property and equipment are related to Canadian operations. The Company also has operations located in France through the acquisition of LSP (note 4). Inter-segment transactions are not significant.

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

	Year ended March 31, 2004							
	Video Games $	PC Games $	Movies $	Hip Games $	Hip Gear $	Hip Coin $	Corporate $	Total $
Revenue	261,421	42,605	68,261	24,383	21,437	7,668	-	425,775
Cost of sales	243,062	36,327	62,901	17,372	18,160	5,047	-	382,869
Gross profit	18,359	6,278	5,360	7,011	3,277	2,621	-	42,906
Expenses								
Selling, general and administrative	8,948	3,324	4,552	1,415	1,811	2,156	2,770	24,976
Interest, net	-	-	-	-	-	-	908	908
Amortization of property and equipment	-	-	-	-	-	-	1,469	1,469
Other expenses, net	-	-	-	-	-	-	245	245
	8,948	3,324	4,552	1,415	1,811	2,156	5,392	27,598
Earnings (loss) before income taxes	9,411	2,954	808	5,596	1,466	465	(5,392)	15,308
Income taxes							5,691	5,691
Net earnings (loss) for the year							(11,083)	9,617
Assets	41,557	20,514	17,620	16,144	8,886	9,053	36,267	150,041
Capital expenditures	1,362	167	1,275	14	-	970	1,133	4,921
Goodwill								
Balance - March 31, 2003	17,437	1,279	589	-	-	3,380	-	22,685
Additions	-	-	235	8,929 [1]	-	-	-	9,164
Balance - March 31, 2004	17,437	1,279	824	8,929	-	3,380	-	31,849

[1] Related to operations in France

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

								Year ended March 31, 2003
	Video Games $	PC Games $	Movies $	Hip Games $	Hip Gear $	Hip Coin $	Corporate $	Total $
Revenue	238,246	46,362	44,778	14,372	8,662	8,271	-	360,691
Cost of sales	217,237	38,837	41,166	9,832	7,283	5,106	-	319,461
Gross profit	21,009	7,525	3,612	4,540	1,379	3,165	-	41,230
Expenses								
Selling, general and administrative	8,260	3,369	2,382	508	874	2,053	2,354	19,800
Interest, net	-	-	-	-	-	-	1,313	1,313
Amortization of property and equipment	-	-	-	-	-	-	1,893	1,893
Other expenses, net	-	-	-	-	-	-	416	416
	8,260	3,369	2,382	508	874	2,053	5,976	23,422
Earnings (loss) before income taxes	12,749	4,156	1,230	4,032	505	1,112	(5,976)	17,808
Income taxes							6,791	6,791
Net earnings (loss) for the year							(12,767)	11,017
Assets	47,601	19,335	18,301	4,692	4,244	9,269	6,924	110,366
Capital expenditures	1,711	171	363	-	-	1,062	114	3,421
Goodwill								
Balance - March 31, 2002	13,159	1,279	-	-	-	3,380	-	17,818
Additions	4,278	-	589	-	-	-	-	4,867
Balance - March 31, 2003	17,437	1,279	589	-	-	3,380	-	22,685

(in thousands of Canadian dollars, except per share amounts, unless otherwise stated)

20 Supplementary cash flow information

Net changes in non-cash working capital amounts relating to operations:

	2004 $	2003 $
Accounts receivable	(3,371)	(14,919)
Inventory	(14,572)	(6,105)
Advances and other assets	(9,811)	(2,598)
Accounts payable and accrued liabilities	(12,887)	15,575
Income taxes payable	1,252	2,302
Operating activities of discontinued operations	(101)	(1,203)
	(39,490)	(6,948)

Supplementary disclosures of cash flow information:

	2004 $	2003 $
Interest paid	1,030	1,063
Income taxes paid	2,475	400
Shares issued for services	-	38
Other equity issued in connection with private placements and acquisitions	-	4,278
Conversion of other equity into Common Shares - non-cash component	6,024	956
Conversion of other equity into contributed surplus	7	912

21 Financial instruments

a) Credit risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition.

b) Fair value of financial instruments

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. Unless otherwise indicated, the fair values of the financial instruments approximate their recorded amounts. The fair values of cash, accounts receivable and accounts payable and accrued liabilities approximate recorded amounts because of the short period to payment or receipt of cash.

22 Economic dependence

Approximately 31% (2003 - 30%) of the Company's purchases relate to products manufactured and published by one company.

23 Comparative figures

Certain of the prior year's figures have been reclassified to conform to the current year's financial statement presentation.